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                          March 11, 2021

       Joseph P. Hagan
       Chief Executive Officer
       Regulus Therapeutics Inc.
       10628 Science Center Drive, Suite 225
       San Diego, CA 92121

                                                        Re: Regulus
Therapeutics Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 10,
2021
                                                            File No. 333-254063

       Dear Mr. Hagan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Thomas A. Coll, Esq.